December 5, 2005

Securities & Exchange Commission

100 F Street N.E. – Mail Stop 0405

Washington D.C. 20549

Re:

Idaho General Mines, Inc.

Form SB-2 filed May 13, 2005

File No. 333-124956

To Whom It May Concern:

The above referenced registrant, Idaho General Mines, Inc., hereby requests that the Registration Statement on Form SB-2 filed May 13, 2005, be withdrawn.  The Registration Statement has not yet become effective and no securities were sold in connection with the offering.

The reasons for the withdrawal are the fact that the shares of common stock that were to be registered are now eligible for resale under Rule 144 and registration is no longer necessary for those shares.  The shares underlying the common stock purchase warrants may be registered at a later date.

If you have any questions with regard to this request for withdrawal, please do not hesitate to contact our legal counsel, Gregory B. Lipsker, at the law firm of Workland & Witherspoon PLLC, 601 W. Main Avenue, Suite 714, Spokane, Washington 99201.  He can be reached at (509) 455-9077.